Exhibit 77(d)

Policies with respect to securities investments

Effective April 30, 2013, for Sentinel Variable Products Balanced and Common Stock Funds, the Funds may invest without limitation in foreign securities traded on foreign securities markets, rather than investing without limitation in foreign securities but only where traded in the U.S. or Canada in U.S. or Canadian dollars..

Effective April 30, 2013, the Sentinel Variable Products Balanced and Bond Funds may purchase or sell derivative instruments without being subject to the former limit that the aggregate initial margin and options premiums required to establish these positions could not exceed 5% of the total assets of the Fund.